UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Collaborative Digital Innovations Inc.

Legal status of Issuer:

       Form:

       Corporation

       Jurisdiction of Incorporation/Organization:

       Florida

       Date of Organization:

       November 17, 2022

Physical Address of Issuer:

972 International Parkway, Lake Mary, FL 32746, United States

Website of Issuer:

https://www.compliq.ai

Current Number of Employees:

1

	Most recent fiscal year-end (2024)	Prior fiscal year-end (2023)
Total Assets	$120,857	$320,266
Cash & Cash Equivalents	$28,777	$47,191
Accounts Receivable	$0	$0
Current Liabilities	$24,334	$63,765
Long-Term Liabilities	$428,945	$0
Revenues/Sales	$623,667	$2,378,002
Cost of Goods Sold*	$0	$0
Taxes Paid	$53,097	$53,646
Net Income/(Loss)	$(963,782)	$105,152

*   Cost of Revenues

TABLE OF CONTENTS

Collaborative Digital Innovations Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Collaborative Digital Innovations Inc. ("**COMPLiQ,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.compliq.ai no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 7, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR, or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Collaborative Digital Innovations Inc.
(Issuer)
By:/s/ Chad Justice
(Signature)
Chad Justice
(Name)
Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Chad Justice
(Signature)
Chad Justice
(Name)
Director
(Title)
May 7, 2025
(Date)

/s/ Brian Harrell
(Signature)
Brian Harrell
(Name)
Director
(Title)
May 7, 2025
(Date)

/s/ John Katko
(Signature)

John Katko
(Name)

Director
(Title)

May 7, 2025
(Date)

/s/ Carey Sobel
(Signature)

Carey Sobel
(Name)

Director
(Title)

May 7, 2025
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
May 7, 2025

Collaborative Digital Innovations Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Collaborative Digital Innovations Inc. is a software company serving artificial intelligence, blockchain, and web3 companies to automate compliance, enhance security, and optimize efficiency. COMPLiQ®, our flagship product, is a governance, risk, and compliance platform for AI companies seeking organization within an increasingly regulated industry.

The Company was formed on November 17, 2022, as a Florida limited liability company named "Collaborative Digital Innovation LLC". On August 11, 2023, this entity was converted into a Florida corporation and renamed "Collaborative Digital Innovation Inc." The Company is headquartered in Florida and sells its products through the internet throughout the United States.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2024. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The Company's website is https://www.compliq.ai. The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising the capital needed in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with the Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

A substantial majority of our Class A Common Stock is owned by the Co-Founders, and they will exercise voting control.

Chad Justice, the Company's CEO and Co-Founder and Brenton Thai, the Company's COO and Co-Founder (collectively, the "**Co-Founders**") beneficially own a substantial majority of all of the Class A Common Stock of the Company which provide for the right to elect all of the members of the Board of Directors and to vote on all corporate governance matters. Subject to any fiduciary duties owed to other stockholders under Delaware law, the Co-Founders will be able to exercise significant influence over matters requiring stockholder approval, including the election of directors and approval of significant Company transactions, and will have control over the Company's management and policies. The Co-Founders may have interests that are different from yours. For example, the Co-Founders may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, the Co-Founders could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including patents and trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patents, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers, board of directors and key personnel.

We are dependent on our executive officers, board of directors and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our executive officers, board of directors and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we are unsuccessful in adding users of our platform, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We offer a governance, risk, and compliance platform for AI companies. The amount of users of our platform and our client's level of engagement will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our platform and the services offered. If clients do not perceive our platform or services provided thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulations are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or the imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulations could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

BUSINESS

Description of the Business

The Company is a software company serving artificial intelligence, blockchain, and web3 companies to automate compliance, enhance security, and optimize efficiency. COMPLiQ®, our flagship product, is a governance, risk, and compliance platform for AI companies seeking organization within an increasingly regulated industry.

Business Plan

The Company is a Florida-based Regulatory Technology (RegTech) company focused on developing digital solutions for regulatory compliance. In 2024, the Company partnered with Vitreus, a Layer 0 platform, to enhance its flagship product, COMPLiQ®, by integrating blockchain and AI technologies. In 2023, the Company sold physical hardware nodes and NFTs to establish a distributed ledger system for COMPLiQ®, supporting transaction auditing and logging on an immutable ledger; these sales were project-specific and were not ongoing revenue streams.

The Company plans to significantly expand its business by investing in technology and product development. Any capital we raise in the future will empower us to expand our technology and product development as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
COMPLiQ®	A governance, risk, and compliance platform for AI companies seeking organization within an increasingly regulated industry.	A wide range of organizations that rely on AI, from forward-thinking startups to global enterprises operating in highly regulated sectors.

Competition

The AI security and compliance landscape is rapidly evolving, with solutions ranging from broad cybersecurity suites to niche AI governance platforms. While precise market-share data remains fluid due to the domain's relative youth, the following segments provide a clear picture of the competitive environment.

1. Traditional Cybersecurity Vendors: Established companies like Palo Alto Networks, CrowdStrike, and Cisco have begun offering AI-centric features—largely extensions of their existing product lines. They leverage extensive customer bases and recognized brands to market capabilities such as AI-driven threat detection or anomaly scoring. However, these solutions typically fall short in addressing the unique real-time risk vectors found in Large Language Models (LLMs), such as prompt injection or dynamic output filtering. Although these players hold a sizable share of the broader cybersecurity market (over 30%, collectively), they have only recently started to tackle AI-specific governance.

2. Cloud Platforms with Built-In AI Governance: Microsoft Azure, Amazon Web Services (AWS), and Google Cloud each hold substantial portions of the cloud infrastructure market (AWS at around 32%, Azure at 23%, and Google Cloud at 10%). They offer native compliance and lifecycle management tools for AI, yet these typically apply best to organizations already locked into a single-cloud environment. The scope of their AI governance

often focuses on model training and deployment workflows, leaving potential gaps in real-time input/output filtering or specialized ethical oversight.

3. <u>Specialized AI Governance Startups</u>: A number of emerging companies—including Credo AI, Fiddler AI, Immuta, Truera, and Calypso AI—have each carved out a niche. Calypso AI, for instance, emphasizes AI validation, vulnerability scanning, and compliance frameworks, particularly for models in highly regulated sectors. While these startups collectively hold a small slice (likely under 5%) of the overall AI security market, their deep focus on LLM-centric risks (e.g., data leakage, toxic content, and adversarial prompts) allows them to innovate quickly. However, most provide point solutions rather than comprehensive, end-to-end platforms.

4. <u>Ad-Hoc Tools and In-House Solutions</u>: Some organizations opt to build custom scripts or piece together open-source frameworks for monitoring. This approach can be tailored to specific needs but often proves difficult to maintain and scale—especially as new threats and regulations emerge.

Within this landscape, COMPLiQ differentiates itself by offering a unified, multi-layered platform that integrates seamlessly with varied AI providers, providing continuous coverage across security, compliance, and ethical guardrails in one holistic solution.

Customer Base

COMPLiQ targets a wide range of organizations that rely on AI, from forward-thinking startups to global enterprises operating in highly regulated sectors. Our current and prospective customer base includes financial institutions, healthcare providers, education and government — virtually any industry where sensitive data, compliance mandates, or reputational risk are major concerns.

1. <u>Financial Services</u>. Banks, insurance companies, and asset managers often process large volumes of private data and must adhere to multiple regulations such as GDPR, SOX, and various KYC/AML rules. COMPLiQ's robust logging and monitoring features align perfectly with these needs, creating a transparent record of AI-driven decisions and helping financial institutions avoid costly violations.

2. <u>Healthcare and Life Sciences</u>. Hospitals, clinics, and pharma companies are increasingly using AI for diagnostics, patient engagement, and research. This sector faces intense regulatory scrutiny under HIPAA and other data protection laws. COMPLiQ's real-time guardrails and automated incident reporting enable healthcare providers to maintain confidentiality and compliance while exploring cutting-edge AI solutions.

3. <u>Technology and SaaS Providers</u>. Software companies that integrate AI into their offerings need to ensure data privacy and secure outputs for their own clients. By embedding COMPLiQ's guardrails and compliance tools, these vendors can differentiate themselves in a crowded market, showcasing their commitment to ethical and compliant AI.

4. <u>Government Agencies</u>. Local and national governments worldwide are turning to AI for citizen services, security, and analytics. These agencies demand rigorous oversight, especially in democratic societies where transparency is paramount. COMPLiQ's ability to document every AI interaction helps public sector entities maintain public trust and stay in line with evolving regulations.

In all these verticals, the common thread is the desire to adopt AI solutions without compromising on security, ethics, or regulatory compliance. COMPLiQ directly addresses this need, making it an essential partner for any organization looking to responsibly scale its AI initiatives.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services, or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
98054674	"COMPLIQ"	Trademark and Service Mark	June 22, 2023	Pending	USA
18/739,280	"Self-Adapting Artificial Intelligence System for Business Compliance and Risk Mitigation"	Utility Patent	June 10, 2024	Pending	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Chad Justice	CEO and Co-Founder	CEO and Co-Founder of Collaborative Digital Innovations Inc., 2022 – Present. Responsible for setting vision and strategy, leading innovation, driving growth, building company culture, managing executive team, representing stakeholders, securing funding, ensuring scalability and overseeing overall performance. President & CEO of Collaborative Wealth, 2006 – Present. Responsible for providing comprehensive wealth management services to clients and partners.	Baylor University, B.A., Majors: Finance & Entrepreneurship, 2004
Brenton Thai	COO and Co-Founder	COO and Co-Founder of Collaborative Digital Innovations Inc., 2022 – Present. Responsible for overseeing daily operations, implementing strategies, optimizing processes, managing resources, driving growth, aligning departments, ensuring scalability, enhancing efficiency, fostering innovation, and reporting to the CEO. Wealth Advisor at Collaborative Wealth, 2016 – Present. Responsible for investment advice and financial planning	University of Central Florida, B.S.B.A., Major: Finance, 2009
Tim Benedict	Chief Technology Officer	CTO for Collaborative Digital Innovations Inc., 2023 – Present. Responsible for driving technology strategy, overseeing innovation, managing development teams, ensuring scalability, aligning IT with business goals, evaluating emerging technologies,	Attended Indiana University, 1997 - 2000

14

		optimizing systems, and supporting product development. Senior Vice President of US Operations and Global Sales for Xydus, 2022 – 2023. Responsible for overseeing U.S. operations, driving global sales, strategizing growth, managing budgets, leading teams, ensuring compliance, building client relationships, optimizing processes, and reporting performance metrics. Senior Director Enterprise Architecture for Presidio, 2017 – 2023. Responsible for designing and overseeing enterprise architecture strategy, aligning IT with business goals, optimizing systems, managing technical teams, ensuring scalability, enforcing standards, and supporting innovation and digital transformation.	
Bryan Reinhart	Chief Revenue Officer	CRO for Collaborative Digital Innovations Inc., 2023 – Present. Responsible for revenue strategy development, sales oversight and optimization and marketing alignment and demand generation. Digital Transformation Manager for Expedient, 2022 – 2024 Responsible for creating real-time inventory management systems, developed prospect database and created the sales funnel for advancing sales cycles. Regional Business Development Manager for Managed Services for Presidio, 2015 – 2021 Responsible for discovering all new IT outsourcing opportunities, wrote account plans to achieve goals and exceed quota, sell managed SIEM solutions, managed team of 3 to develop underdeveloped territory.	Xavier University, B.S.B.A., Major: Finance, 1995

Jos Aussems	Chief Information Security Officer	Chief Information Security Officer for Collaborative Digital Innovations Inc., 2023 – Present. Responsible for developing and implementing an information security operating model from organizational, technical and product perspectives. CISO at VolkerWessels Telecom BV, 2024. Responsible for preparing the organization for ISO 27001 recertification and implementing a Governance, Risk and Compliance platform to support the Information Security Management System. CISO at Xydus Ltd, 2022 – 2023. Responsible for preparation of and delivery against security budget and roadmap, ISO27001 and UK Digital Identity Certification Scheme Compliance, overseeing implementation of AWS multi-account architecture, security single-point-of-contact for channel partners and enterprise customers.	Tilburg University, MSc., Information Management, 2005 TIAS Business School, Post-Master's IT Auditing, 2007
Tricia Schwartz	Controller	Chief Administrative Officer for Collaborative Digital Innovations Inc., 2022 – Present. Responsible for bookkeeping, payroll and human resources. Chief Administrative Officer of Collaborative Wealth, 2016 – Present. Responsible for office management, human resources, payroll, bookkeeping and building management.	University of Phoenix, MBA, Major: Human Resource Management, 2005 University of Central Florida, Major: Hospitality Management, B.S.B.A., 1995

Nick Logan	Chief of Strategy & Innovation	Chief of Strategy & Innovation for Collaborative Digital Innovations Inc., 2025 – Present. Responsible for pipeline of strategic bid and grants development, align partners for Go-To-Market, develop training program for partners and contractors to scale operations, market analysis and insights, Board and stakeholder engagement, additional alignment of sales. Strategic Account Executive for SHI International Corp, 2024-Present Responsible for sales. Senior Client Advisor for Stratscale - an SHI Company, 2020-2024 Responsible for sales	Indiana University, Bachelors of Science, Biology, 2014
Brian Harrell	Director	Director of Collaborative Digital Innovations Inc., 2023 – Present. Responsible for board oversight. Vice President and Chief Security Officer at AVANGRID, 2020 – Present. Responsible for cyber operations, physical security, privacy, intelligence and resilience.	Penn State University, Masters Degree of Homeland Security, 2014 Central Michigan University, Masters Degree in Education, 2020
John Katko	Director	Director of Collaborative Digital Innovations Inc., 2023 – Present. Responsible for board oversight. Senior Advisor for Hill East Group LLC, 2023 – Present. Responsible for lobbying and communications with the firm. Member of Congress, NY-24, US House of Representative, 2015 – 2023. Responsible for representation, legislation, and constituent service and communication, as well as electoral activities.	Syracuse University College of Law, Juris Doctor, 1988 Niagara University, B.A., Political Science, 1984

Carey Sobel	Director	Director of Collaborative Digital Innovations Inc., 2023 – Present. Responsible for board oversight. Partner & Chief Strategy Officer, 321 the Agency, 2013 – 2024. Responsible for providing results-driven solutions that help brands break through the clutter to create meaningful connections. Integrated marketing agency.	UCF College of Business, BSBM, Entrepreneurship, 2009

Biographical Information

Chad Justice: Chad is the CEO and Co-Founder of the Company. He is on a mission to bridge the gap between traditional and modern compliance solutions using AI and blockchain. Chad has over 17 years of experience as the Founder and CEO of Collaborative Wealth, a SEC Registered Investment Advisor that provides comprehensive wealth management services to clients and partners that includes wealth planning, investment advisory, risk management, retirement, and estate and trust. He has a passion for innovation, entrepreneurship, and leadership, and has successfully led and executed multiple mergers and acquisitions in the fintech space.

Brenton Thai: Brenton is the COO and Co-Founder of the Company. He is also a Wealth Advisor at Collaborative Wealth where he provides investment advice and financial planning services to affluent families, trusts, and private foundations through their comprehensive wealth management process, The CollaborativeWEALTH Experience™. Brenton has over 13 years of experience in the financial industry, and holds the CERTIFIED FINANCIAL PLANNER™ credential, which demonstrates his commitment to high standards of ethics and professionalism. His core competencies include comprehensive wealth and estate planning, active portfolio management, and trust and charitable strategies. Brenton works with a team of experts to objectively and holistically address the needs and goals of his clients, focusing on preserving and enhancing their wealth across generations. Brenton was also partner with small companies to facilitate their qualified retirement plan benefits. His mission is to help his clients achieve financial peace of mind and make a positive impact on their communities.

Tim Benedict: Tim is the Chief Technology Officer of the Company. With over nine years in senior leadership and 22 years in the IT industry, Tim drives for the Company the development of state-of-the-art SaaS solutions, including COMPLiQ, a platform for AI compliance and secure edge technology. Tim's experience spans the creation of multiple professional service frameworks aimed at business transformation and value creation. His core competencies include designing and implementing cutting-edge solutions that redefine digital collaboration and communication, demystifying technology and fostering an environment of transparency and collaboration. He also leads and mentors a team of talented engineers and architects, empowering them to deliver high-quality products and services that meet the needs and expectations of our clients. Tim's mission is to help organizations integrate technology seamlessly into their operations and strategy, leveraging the power of AI and edge computing for holistic growth.

Bryan Reinhart: Bryan is the Chief Revenue Officer of the Company. He is a highly experienced results-oriented high energy sales executive with a proven track record of both exceeding sales goals and executing positive customer experience strategies. Bryan is recognized as a leader in sales strategy with a customer focus, in addition to multiple community leadership and fundraising activities. He possesses exceptional strategic, communication and business planning skills. As a former division one collegiate athlete, Bryan brings a high level of energy and integrity to organizations and a proven track record of success at all levels. As a sales rep, Bryan has attended several Presidents clubs and won numerous sales awards. Bryan specializes in IT startups, but has sales experience in advertising, non-profits, manufacturing, financial/banking, religious, and staffing.

Jos Aussems: Jos is the Chief Information Security Officer of the Company. He currently serves as the Product Owner for COMPLiQ, the Company's flagship platform designed to ensure the secure and responsible use of AI. As CISO, Jos is also responsible for establishing and implementing an information security operating model, addressing organizational, technical, and product aspects. Previously, as CISO at Xydus, a London-based identity service provider, Jos led a team of five security specialists and was part of the leadership team, reporting directly to the CEO.

During his time at PwC, he was a member of the leadership team of the Dutch cybersecurity consulting practice, advising clients globally on designing and implementing robust information security operating models to enhance their security posture in a rapidly evolving threat landscape. Jos' experience spans the technology, financial services, and inter-governmental sectors. His colleagues value his decisiveness, humor, pragmatic approach, and creativity. Jos is passionate about coaching team members and helping them unlock their full potential.

Tricia Schwartz: Tricia is the Controller of the Company. She has a varied background in human resources and finance. Tricia is an asset for the Company as she is responsible for the onboarding of new employees as well as office management, human resources, payroll and bookkeeping. Tricia is also the Chief Administrative Officer of Collaborative Wealth.

Nick Logan: Nick is the Chief of Strategy & Innovation for the Company. He is an accomplished sales professional with 10+ years of success in delivering innovative IT solutions and services heavily focused within healthcare, finance, legal and manufacturing. He has a relentless passion to bring value to his partners and clients by leveraging teamwork, problem solving and communication to efficiently deliver meaningful business outcomes.

Brian Harrell: Brian is a Director of the Company. He currently serves as the Vice President and Chief Security Officer (CSO) at AVANGRID, an energy company with assets and operations in 24 states. He is responsible for the company's cybersecurity, privacy, physical security, intelligence, and business continuity programs. In 2018, Brian was appointed by the President of the United States to serve as the sixth Assistant Secretary for Infrastructure Protection, at the Department of Homeland Security. Brian also served as the first Assistant Director (now EAD) for Infrastructure Security at the U.S. Cybersecurity and Infrastructure Security Agency (CISA). Brian has spent time during his career in the U.S. Marine Corps and various private sector agencies with the goal of protecting the United States from security threats.

John Katko: John is a Director of the Company. He is an attorney and politician who served as the U.S. representative for New York's 24th congressional district, based in Syracuse, from 2015 to 2023. A member of the Republican Party, he previously was an Assistant United States Attorney who led the organized crime division at the U.S. Attorney's Office in Syracuse. In that role, he helped to prosecute gang members under the Racketeer Influenced and Corrupt Organizations Act. In the 116th Congress, John was a co-chair of the House moderate Republican faction, the Tuesday Group. He was the sole chair of the renamed Republican Governance Group for the 117th Congress. Katko was one of ten House Republicans who voted to impeach then-President Donald Trump during Trump's second impeachment. On January 14, 2022, Katko announced that he would not seek reelection in 2022. In January 2023, he was named a senior advisor for the Washington, DC–based lobbying and consulting firm Hill East Group.

Carey Sobel: Carey is a Director of the Company. He has a track record of success built on foundations of marketing consultation, deal-making, and creating operational efficiencies. Casey has a passion for devising and implementing business strategies, utilizing his experience across multiple industries and in the form of ownership, investment, and consulting. He is a Certified Business Intermediary (CBI), a Certified M&A Professional (CM&AP) and holds his Merger & Acquisition Master Intermediary (M&AMI) designation. Having completed over $75M+ in business transaction volume to date, Casey owns a business brokerage firm that helps people buy and sell businesses in the main street and lower-to-middle markets. Carey is a 40 Under 40 recipient from the Orlando Business Journal and was recognized by his Alma Mater (The University of Central Florida) as a 30 Under 30 awardee and delivered a keynote commencement speech at graduation in 2024. He recently joined the UCF Alumni Board following his years of service as chair of the College of Business Alumni Board. Carey takes pride in being a self-aware empath, and a lifelong student of emotional intelligence. He lives by the mantra of practicing integrity in all personal and professional dealings; and understands that relationships come first.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has one employee. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The total number of shares the Company has the authority to issue is 100,000,000. The Company's authorized capital stock consists of (a) 75,000,000 shares of common stock, no par value per share (the "**Common Stock**"), of which (i) 74,000,000 shares are designated as "**Class A Common Stock**" and (ii) 1,000,000 shares are designated as "**Class B Common Stock**", and (b) 25,000,000 shares of preferred stock, no par value per share (the "**Preferred Stock**").

The Class B Common stock provides for unrestricted voting rights, including the right to elect members to the Board of Directors. The Class A Common Stock does not provide the right to elect members to the Board of Directors and does not have any vote on matters pertaining to the governance or management of the Company. However, the Board of Directors, in its sole discretion, may select and present certain business matters to the holders of Class A Common Stock to determine by affirmative simple majority vote the matter so presented. By way of example only, such matters may include market growth and penetration strategies, advertising campaigns, and other issues of special interest pertaining to general business development. The Class A Common Stock and Class B Common Stock entitle the holders to the same rights and privileges regarding dividends and liquidation preferences.

As of the date of this Form C-AR, (i) 36,666,667 shares of Class A Common Stock, and (ii) 1,000,000 shares of Class B Common Stock are issued and outstanding. There are no shares of Preferred Stock issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	36,666,667
Par Value Per Share	None
Voting Rights	Very Limited*
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class A Common Stock which may dilute the Security.

*   The holders of Class A Common Stock do not have the right to elect members to the Board of Directors and do not have any vote on matters pertaining to the governance or management of the Company. However, the Board of Directors, in its sole discretion, may select and present certain business matters to the holders of Class A Common Stock to determine by affirmative simple majority vote the matter so presented. By way of example only, such matters may include market growth and penetration strategies, advertising campaigns, and other issues of special interest pertaining to general business development.

Type	Class B Common Stock
Amount Outstanding	1,000,000
Par Value Per Share	None
Voting Rights	1 vote per share*
Anti-Dilution Rights	None
Other Rights	(a) Right to elect all directors to the Board of Directors; (b) Dividend and Liquidation preference the same for all Common Stock; (c) Right to convert into Class A Common Stock at any time; and (d) Automatic conversion into Class A Common Stock upon sale to the public of shares of Class A Common Stock resulting in at least $10 million in gross proceeds raised by the Company or upon the consent of the Requisite Holders.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class B Common Stock which may dilute the Security.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	SAFEs (Simple Agreements for Future Equity)
Face Value	$113,398*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $10,833,020
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

* Estimated figure pending closing of subscriptions. Includes an estimated $2,223 in SAFEs to be issued to the Intermediary as a commission.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following outstanding debt:

Type	Unsecured Promissory Note from Family Member of Issuer CEO and Co-Founder
Principal Amount Outstanding	$428,945
Interest Rate and Amortization Schedule	SOFR plus 3% per annum
Description of Collateral	Unsecured
Maturity Date	None

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class B Common Stock*	1,000,000	N/A	N/A	August 11, 2023	Section 4(a)(2)
Class A Common Stock*	36,000,000	N/A	N/A	August 11, 2023	Section 4(a)(2)
Class A Common Stock	$100,000	666,667	General Working Capital	January 30, 2025	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$111,175**	51	Research & Development and General Working Capital	April 30, 2025	Reg CF

*   Issued upon conversion of the Issuer from a Florida limited liability company to a Florida corporation.
**   Estimated figure pending closing of subscriptions. Includes an estimated $2,223 in SAFEs to be issued to the Intermediary as a commission.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Chad Justice	18,000,000 shares of Class A Common Stock 500,000 shares of Class B Common Stock	49.10%
Brenton Thai	18,000,000 shares of Class A Common Stock 500,000 shares of Class B Common Stock	49.10%

<center>**FINANCIAL INFORMATION**</center>

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2025, the Company had an aggregate of $104,159 in cash and cash equivalents, leaving the Company with approximately 3 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In April 2025, the Company completed an offering of SAFEs (Simple Agreement for Future Equity) pursuant to Regulation CF and raised an estimated $111,175 pending the closing of subscriptions (excluding $2,223 in SAFEs issued to the Intermediary as a commission).

The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, including a valuation cap, the Company has ascribed no valuation to the Company, the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) In 2024, the Company received a loan of $428,945.65 from a family member of Chad Justice, the CEO and Co-Founder of the Issuer. The loan has no defined payment terms and accrues interest at a rate of SOFR + 3%.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
May 7, 2025

Collaborative Digital Innovations Inc.



Management Report

Collaborative Digital Innovations, INC
For the period ended December 31, 2024

Prepared on

May 5, 2025

Table of Contents

Profit and Loss

January - December 2024

	Total
INCOME	
40100 VNode Sales	8,704.36
40200 Digital Asset Sales	604,962.99
Services	10,000.00
Total Income	**623,667.35**
GROSS PROFIT	**623,667.35**
EXPENSES	
66000 Sales Tax Expense	-1.74
71000 Technology/Software	
71010 Email/Website Hosting	5,452.27
71020 Subscriptions	18,409.60
71030 Software Expense	7,221.09
71040 Networking and Consultants	896,672.58
71050 Hardware Expense	126,368.31
Total 71000 Technology/Software	**1,054,123.85**
72000 Professional Expenses	100.00
72010 Accounting fees	16,374.00
72020 Legal fees	28,619.38
72030 VC Assistance	8,880.00
72040 Product Design	73,204.14
72050 Development	5,105.44
Total 72000 Professional Expenses	**132,282.96**
73000 Advertising & Marketing	
73010 Advertising	220.51
73015 Marketing	44,823.59
73030 Video Productions	658.97
73035 Marketing Affiliate	17,456.49
Total 73000 Advertising & Marketing	**63,159.56**
77000 General business expenses	
77010 Bank fees & service charges	2,105.81
77015 Gas Fees	467.22
77016 Swap Fees	0.08
77030 Memberships & subscriptions	26.00
77040 Payroll Fees	1,575.94
77050 Licenses/Registrations	1,074.00
Total 77000 General business expenses	**5,249.05**
80000 Payroll expenses	
80010 Wages	195,000.00
80020 Taxes	13,848.20
Total 80000 Payroll expenses	**208,848.20**

82000 Employee benefits	
82010 Dental/Vision Insurance	1,316.17
82020 Group term life insurance	71.50
82030 Health Insurance	22,973.57
82040 Worker's compensation insurance	320.12
Total 82000 Employee benefits	**24,681.36**
83000 Other Personnel Expenses	
83030 Travel	2,723.75
Total 83000 Other Personnel Expenses	**2,723.75**
Business licences	167.50
Corporation Tax	11,300.00
Interest paid	5,807.49
Business loan interest	19,681.68
Total Interest paid	**25,489.17**
Office expenses	
Merchant account fees	364.39
Office supplies	8.00
Shipping & postage	6,682.61
Total Office expenses	**7,055.00**
QuickBooks Payments Fees	1.42
Taxes paid	53,097.37
Total Expenses	**1,588,177.45**
NET OPERATING INCOME	-964,510.10
OTHER INCOME	
90300- Realized Capital Gains/Losses (Digital Assets)	727.41
Total Other Income	**727.41**
NET OTHER INCOME	727.41
NET INCOME	$ -963,782.69

Balance Sheet

As of December 31, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
10000 CDI (3259) - 1	28,777.82
Total Bank Accounts	**28,777.82**
Total Current Assets	**28,777.82**
Other Assets	
1600 - Intangible Assets (Digital Assets - Ops Wallet [ETH] - *6398f)	
1601-Ethereum	-1.95
Total 1600 - Intangible Assets (Digital Assets - Ops Wallet [ETH] - *6398f)	**-1.95**
1800-Intangible Assets (Digital Assets - Treasury Wallet [ETH] - *970E4)	0.00
1801-Ethereum	246.18
Total 1800-Intangible Assets (Digital Assets - Treasury Wallet [ETH] - *970E4)	**246.18**
2000 - Intangible Assets (Digital Assets - New Ops Wallet [ETH] - *f6F1e)	
2001-Etherum	183.59
2002-USDC	1,678.10
Total 2000 - Intangible Assets (Digital Assets - New Ops Wallet [ETH] - *f6F1e)	**1,861.69**
2100 - Intangible Assets (Digital Assets - New Ops Wallet [MATIC] - *f6F1e)	
2105-MATIC	151.58
Total 2100 - Intangible Assets (Digital Assets - New Ops Wallet [MATIC] - *f6F1e)	**151.58**
2200 - Intangible Assets (Digital Assets - New Ops Wallet [Arb] - *f6F1e)	
2201-Ethereum	1,012.06
Total 2200 - Intangible Assets (Digital Assets - New Ops Wallet [Arb] - *f6F1e)	**1,012.06**
2300 - Intangible Assets (Digital Assets - Coinbase)	
2301-USDC	2,562.50
Total 2300 - Intangible Assets (Digital Assets - Coinbase)	**2,562.50**
Start- Up Costs	86,248.00
Total Other Assets	**92,080.06**

	Total
TOTAL ASSETS	**$120,857.88**

LIABILITIES AND EQUITY

Liabilities	
Current Liabilities	
Credit Cards	
20025 American Express	24,290.26
Total Credit Cards	**24,290.26**
Other Current Liabilities	
24000 Payroll Liabilities	
24020 Federal Unemployment (940)	60.00
24040 IN Income / Local Taxes	-15.50
Total 24000 Payroll Liabilities	**44.50**
Total Other Current Liabilities	**44.50**
Total Current Liabilities	**24,334.76**
Long-Term Liabilities	
28100 Long-term business loans	
28010 Loan Payable - DJVJ Promissory Note	428,945.65
Total 28100 Long-term business loans	**428,945.65**
Total Long-Term Liabilities	**428,945.65**
Total Liabilities	**453,280.41**
Equity	
30000 Owner investments	
30010 Paid in Capital - CJ	198,848.72
30020 Paid in Capital - BT	177,500.00
Total 30000 Owner investments	**376,348.72**
Retained Earnings	255,011.44
Net Income	-963,782.69
Total Equity	**-332,422.53**
TOTAL LIABILITIES AND EQUITY	**$120,857.88**